Filed pursuant to Rule 433

Registration No. 333-158277

February 24, 2010

Final Term Sheet

USD 3,000,000,000 2.625% Global Notes due 2015

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	March 3, 2015

Redemption Amount:	100%

Interest Rate:	2.625% per annum, payable semi-annually in arrears

Date of Pricing:	February 24, 2010

Closing Date:	March 3, 2010

Interest Payment Dates:	March 3 and September 3 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.526%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.401%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769DR22

CUSIP:	500769DR2

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citi Deutsche Bank RBC Capital Markets

Co-Lead Managers:

Barclays Capital

BNP PARIBAS

BofA Merrill Lynch

DZ Financial Markets LLC

Goldman Sachs International

HSBC

Mitsubishi UFJ Securities International plc

Morgan Stanley

Nomura International

The Royal Bank of Scotland

Stabilization Manager:	Deutsche Bank AG, London Branch

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072074/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. Alternatively, Deutsche Bank will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-503-4611.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.